EXHIBIT 99.1

POET Technologies Ships First Optical Engines Samples to Customers

TORONTO, Sept. 14, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported that the Company has shipped its first 100G Transmit (Tx) Optical Engine sample to a leading European optical systems company. The Company also confirmed that additional samples will be delivered to several other interested companies over the next month.   Several prospective customers are expected to participate in POET’s demonstrations of its Optical Interposer-based optical engine solutions this week, concurrent with the CIOE conference in Shenzhen.

The sample delivered to a leading European optical systems company supports a combined transmit and receive Optical Engine product, which has been developed for an innovative 400G transceiver application.  The Alpha samples demonstrate excellent margin to the transmit link budget at operating temperatures with excellent optical eye margins (an optical eye is a fundamental measure of data signal integrity). Internal testing shows that only minor improvements are required for a Beta release that would meet all of the requirements for production. These changes have already been incorporated in the Beta designs, which have just been released to the mask shop for production.

“The importance of achieving this milestone cannot be over-emphasized,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies. “For most prospective customers in this industry, ‘seeing is believing’ is a dominant theme. In spite of 20 years of trying, no other company has been successful in developing a versatile hybrid integration platform. A number of customers and business partners will be taking delivery of samples now and in the coming months – as they gain a full understanding of the simplicity and versatility of the POET Optical Interposer platform, we believe it has the potential to become a new standard for packaging in the photonics industry. The shipment of samples constitutes a completion of over three years of technology and product development culminating in placing market viable products in customers hands.”

The Company reported earlier that it will be demonstrating a 400G Transmit Engine with a silicon photonics-based modulator from SiluxTek, a 100G CWDM Transmitter, a 200G CWDM Receiver and other novel remote light source designs during the ICCSZ and CIOE conference occurring this week in Shenzhen, China. These demonstrations cumulatively provide a glimpse into POET’s product roadmap and capabilities.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

POET Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	POET Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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